

August 2, 2012

<u>Via E-mail</u>
Mr. Matthew Veal
Treasurer
Integrated Freight Corporation
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

> **Re:** **Integrated Freight Corporation**
> **Item 4.02 Form 8-K**
> **Filed March 9, 2012**
> **File No. 000-14273**

Dear Mr. Veal:

We issued a comment to you on the above captioned filing on March 15, 2012. As of this date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by August 16, 2012 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by August 16, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3624 if you have any questions.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant